Exhibit 19

KENVUE INC.

STOCK TRADING POLICY FOR DIRECTORS, EXECUTIVE OFFICERS AND INSIDERS

Federal and state laws prohibit Insiders (as defined below) from buying or selling securities of Kenvue Inc. (“Kenvue” or the “Company”) (or any other company) when they are aware of material non-public information about Kenvue (or such other company) and from passing along (or “tipping”) such information to others who then trade. This illegal activity is commonly referred to as insider trading. Individuals who trade on material non-public information (or tip information to others who trade) can be liable for civil and criminal penalties, in addition to legal and disciplinary action from Kenvue, up to and including dismissal for cause.

This Stock Trading Policy (this “Policy”) for Directors and Executive Officers (and family members living in the same household) and other Insiders provides guidelines with respect to transactions in the securities of Kenvue. Kenvue has adopted this Policy regarding securities transactions to help prevent insider trading and to protect our reputation for integrity and ethical conduct.

I. When does this Policy Apply?

General prohibition: The general prohibition on trading or “tipping” when aware of material non-public information is always applicable.

Blackout Period: Starting on the date two weeks prior to the end of each fiscal quarter, through and until 24 hours after financial results for that fiscal quarter (or the fiscal year) are announced, no Insiders may trade in Kenvue securities. This period when trading is not allowed is called a “Blackout Period.”

Example: If the fiscal quarter ends on September 30 and financial results are released at 8:00 AM (EDT) on October 16, then trading is prohibited under this Policy from September 16 through and until 8:00 AM (EDT) on October 17.

Other Blackout Periods: From time to time, other types of material non-public information regarding the Company may exist. While such material non-public information is pending, the Company may impose special Blackout Periods for Insiders or certain Insiders. If the Company imposes a special Blackout Period, it will notify the Insiders affected. The existence of a special Blackout Period, however, will not be announced to the Company as a whole and should not be communicated to any other person.

II. Who is Covered by this Policy?

“Section 16 Insiders” who are:
•Members of the Board of Directors;
•Members of the Leadership Team who are “executive officers” as that term is defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended;
•Corporate Controller; or
•Family members living in the same household as any Section 16 Insider (see “Additional Guidance” section below).

“Restricted Insiders” who are:
•The Treasurer, any Assistant Treasurer, the Corporate Secretary, any Assistant Corporate Secretary and any other individual as may be designated from time to time by the General Counsel;
•Group Presidents;
•Global Heads of Business Segments;
•All individuals reporting directly to a member of the Leadership Team or the Corporate Controller (in each case, excluding administrative staff members who do not have access to financial results);
•Certain employees in the Corporate Controller’s group who are involved in the preparation of financial statements (to be determined by the Chief Financial Officer);
•Members of the Company’s Disclosure Committee;
•Investor Relations professionals; or
•Family members living in the same household as any Restricted Insider (see “Additional Guidance” section below).

“Insiders” who are:
•Section 16 Insiders; or
•Restricted Insiders.

III. What is Material Non-Public Information?

Material information is information about a company that a reasonable investor would be substantially likely to consider to be important in deciding whether or not to buy, sell, or retain securities and may include, but is not limited to, information about:

●proposed transactions such as refinancings, recapitalizations, acquisitions, mergers, restructurings or purchases or sales of assets;
●major events regarding the Company’s securities, such as defaults, redemptions, repurchase plans, stock splits, changes in dividend policy or the public or private offering of additional debt or equity securities;

●initiation, expansion, suspension (including temporary and/or limited suspensions), or curtailment of operations with respect to any country, market or product;
●earnings, projections of future earnings or losses, or other earnings guidance;
●new contracts, products, services or discoveries; and
●significant developments in litigation or regulatory proceedings.

This list is not exhaustive, and there is no bright-line standard for assessing materiality; rather, it is based on an assessment of all of the facts and circumstances at a particular time.

Information may be material even if it relates to speculative or contingent events. It can also be material to more than one company. For example, information about a potential acquisition may be material to both the acquiring company and the target company. Material information can be positive or negative.

Information is considered “non-public” if it has not been broadly disseminated or made widely available to the general public, such as by means of a press release, on a newswire, in a newspaper, in a published research report, in a public filing made with a regulatory agency, in materials sent to shareholders or potential investors such as a proxy statement or a prospectus, or materials available from public disclosure services. You should refrain from trading until the market has had an opportunity to absorb and evaluate the information. If the information has been broadly disseminated, it is usually sufficient to wait one full trading day after publication. The fact that non-public information is reflected in rumors in the marketplace does not necessarily mean that the information has been publicly disseminated.

IV. What Transactions are Prohibited by this Policy?

•Trading in Kenvue securities when in possession of material non-public information.
•Trading in securities of another company at any time when in possession of material non-public information relevant to that company if such material non-public information was obtained in the course of their employment or other service with Kenvue.
•Trading in Kenvue securities during a Blackout Period, as described further in Section V below.
•Gifts of Kenvue securities when in possession of material non-public information or during a Blackout Period, except as otherwise permitted under Section VIII below.
•The transactions described in Section X.

V. What Transactions are Prohibited During a Blackout Period?

•Open market purchase or sale of Kenvue securities.

•Purchase or sale of Kenvue securities through a broker (unless in accordance with pre-arranged and pre-approved written plans or irrevocable instructions — see “Pre-Arranged Rule 10b5-1 Trading Plans” section below).
•Sale or exchange of Kenvue securities in connection with the exercise of stock options (including any sale of shares subject to a stock option as part of a cashless exercise of an option, or any sale or exchange of shares to generate the consideration needed to fund the exercise of an option or to pay taxes).
•Elections to make or change existing elections under a Company dividend reinvestment plan, if any. Switching existing balances into or out of a Kenvue stock fund, if any, in a Company 401(k) savings plan, if any.
•Increasing or decreasing future contributions to a Kenvue stock fund, if any, in a Company 401(k) savings plan, if any.
•Gifts of Kenvue securities except as otherwise permitted in Section VIII below.

VI. What Transactions are Allowed During a Blackout Period?

•Regular and matching contributions to a Kenvue stock fund, if any, in a Company 401(k) savings plan, if any.
•Regular reinvestment of dividends under a Company dividend reinvestment plan, if any.
•Estate-planning transfers, but only with pre-approval from the General Counsel or Corporate Secretary and provided that the transferor continues to control and directly or indirectly beneficially own such transferred shares.
•Regular purchase of Kenvue securities under a Company employee stock purchase plan, if any.
•The vesting of restricted stock, restricted stock units or performance restricted stock units, or the exercise of a tax withholding right pursuant to which the Company withholds shares of stock to satisfy tax withholding requirements upon the vesting of any such awards. Sales or exchanges of shares acquired pursuant to the vesting of such awards are, however, prohibited during a Blackout Period.
•The automatic exercise and corresponding net settlement of Company options upon their expiration pursuant to the terms of such options.
•Trading in Kenvue securities in accordance with Trading Plans (as defined below) that meet the requirements set forth in Section IX.

VII. Pre-Clearance of Stock Transactions for Section 16 Insiders

At all times, even when a Blackout Period is not in effect, before purchasing or selling Kenvue securities, or engaging in any other transaction prohibited during a Blackout Period, Section 16 Insiders must pre-clear all transactions in Kenvue securities in writing by notifying the General Counsel or Corporate Secretary at least two (2) business days in advance of the proposed transaction. In addition, (i) the Chief Executive Officer will be notified of any transaction requests by other Section 16 Insiders and (ii) the Non-Executive Chair of the Board of Directors or Lead Director of the Board of Directors, as applicable, will be notified of any transaction requests by the Chief Executive Officer or the Chief

Financial Officer. The transaction must be placed within four (4) business days of the receipt of written pre-clearance from the General Counsel or Corporate Secretary.

VIII. Gifts of Kenvue Securities

Section 16 Insiders shall notify the General Counsel or Corporate Secretary in writing of any gift of Kenvue securities at least two (2) business days in advance of the proposed gift. Gifts of Kenvue securities are prohibited by Insiders when in possession of material non-public information or during a Blackout Period unless the recipient expressly agrees it will not make any transaction with the Kenvue securities while the Insider is in possession of material non-public information.

IX. Pre-Arranged Rule 10b5-1 Trading Plans

An Insider may trade in Kenvue securities (including the exercise of stock options and the sale or exchange of shares underlying such stock options) during a Blackout Period in accordance with certain pre-arranged written plans or irrevocable instructions (“Trading Plans”) that meet the requirements set forth in this Section IX and Annex A to this Insider Trading Policy; provided however, a Section 16 Insider who is subject to the Stock Ownership Guidelines may not use a Trading Plan until their required ownership level has been met.

•First, the proposed Trading Plan must be entered into in good faith at a time when the Insider is not in possession of any material non-public information and not during a Blackout Period.
•Second, the proposed Trading Plan must either specify the number of shares to be purchased or sold on specific dates, or else provide a written formula for that trading.
•Third, the proposed Trading Plan must be pre-approved in writing by the General Counsel or the Corporate Secretary.
•Fourth, the proposed Trading Plan must comply with SEC Rule 10b5-1 (17 CFR 240.10b5-1), or any successor rule, and the Insider must act in good faith with respect to the Trading Plan.

For further information about Trading Plans, please see Annex A and contact the Corporate Secretary’s Office.

X. Policy Against Pledging, Hedging and Short Selling

Insiders shall not, directly or indirectly, pledge, hypothecate, or otherwise encumber Kenvue securities as collateral for indebtedness. This prohibition includes, but is not limited to, holding such Kenvue securities in a margin account or any other account that could cause Kenvue securities to be subjected to a margin call or otherwise be available as collateral for a margin loan.

Insiders shall not engage in speculative financial transactions or enter into hedging arrangements involving Kenvue securities. This prohibition includes buying or selling “put” or “call” options on Kenvue securities, short sales, hedging or monetization transactions such as prepaid variable forward contracts, equity swaps, collars or exchange funds and other types of derivative instruments linked to the performance of Kenvue securities.

Each Section 16 Insider will be expected to certify compliance with this Section X in the Company’s annual Director and Officer Questionnaire and otherwise from time to time upon request by the Board of Directors or a committee of the Board of Directors.

Insiders shall, within 60 days, unwind or otherwise terminate any transaction existing as of the time such Insider became subject to this Policy that would otherwise violate this Section X.

XI. Additional Guidance for People Covered by this Policy:

Actual Knowledge of Financial Results does not Matter: This Policy applies regardless of your actual knowledge of financial results. An Insider may not trade in Kenvue securities during a Blackout Period even if that person has no knowledge of the current financial results.

Trading while Knowing Significant Information which has not been Disclosed. SEC rules, as well as the Kenvue Code of Business Conduct and the Kenvue Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers, prohibit buying or selling Kenvue securities while in possession of material information about the Company, which has not been disclosed to the public. In no event should anyone covered by this Policy trade in Kenvue securities at any time when they have knowledge of material information involving the Company, which has not been disclosed publicly. In the event that an Insider is unsure as to whether any news, development or other information would be considered material, or has any other question as to whether they should refrain from trading in Kenvue securities, they should contact the Corporate Secretary’s Office (as stated above, Section 16 Insiders are always required to pre-clear all trades).

Family Members who Live in Your Household: Family members of people covered by this Policy, who share the same household, are also covered by this Policy to the same extent as the person covered by this Policy. In addition, children who go away to college or otherwise leave home, but remain financially dependent on you, should be considered to be living in your household and subject to this Policy. If your spouse or children own any Kenvue securities, it is important to advise them of this Policy. If any other “family members” live in an Insider’s household, they should also be aware of these restrictions and should not engage in any transactions involving Kenvue securities without first discussing with the Insider.

Other Kenvue Securities an Insider may Control. This Policy applies to all investment decisions made by people covered by this Policy. If an Insider has the power to direct the purchase or sale of Kenvue securities by virtue of their position as a shareholder, director or officer of a corporation or not-for-profit organization, or as a trustee of a trust or executor of an estate, then for the purposes of this Policy that Insider should not engage in a transaction in Kenvue securities on behalf of that corporation, organization, trust or estate that would not be permitted to be engaged in by them in their personal capacity under this Policy.

Exceptions to Policy. Exceptions to this Policy may be granted only under the most extenuating of circumstances. Any exception must be approved by the General Counsel and requires that the individual not be in possession of material non-public information. An urgent or unexpected need for money is not a defense to charges of trading on material non-public information.

Post-Termination Transaction. Subject to any additional terms, conditions, or restrictions that may be set forth in an agreement between an Insider and Kenvue, for a period of time after their status with Kenvue terminates, all aspects of this Policy (including mandatory preclearance of any transactions in Kenvue securities) shall continue to apply until the later of (i) the end of the first Blackout Period following the public release of earnings for the fiscal quarter in which the Insider’s status with Kenvue terminates or (ii) the beginning of the second market trading day after the earlier of (a) the public disclosure of any material non-public information known to the Insider or (b) such time as any material non-public information known to the Insider is no longer material.

XII. Applicability to the Company

The Company may not, directly or indirectly, buy or sell the Company’s securities while in possession of material non-public information related to the Company unless such trading activity otherwise complies with all applicable securities laws.

XIII. Whom do I Contact with Questions about this Policy?

Please contact the Office of Corporate Secretary at (908) 874-1250 or by email at CorporateSecretary@kenvue.com with any questions.

As adopted by the Board of Directors of Kenvue Inc.
September 2024

Annex A

Policy on Pre-Arranged Rule 10b5-1 Trading Plans

An Insider (as defined in the Insider Trading Policy) may trade in Kenvue securities (including the exercise of stock options and the sale or exchange of shares underlying such stock options) during a Blackout Period in accordance with certain pre-arranged written plans or irrevocable instructions (“Trading Plans”) that meet the requirements set forth in Section IX of the Insider Trading Policy and this Annex A; provided however, a Section 16 Insider (as defined in the Insider Trading Policy) who is subject to the Stock Ownership Guidelines may not use a Trading Plan until their required ownership level has been met.

•First, the proposed Trading Plan must be entered into in good faith at a time when the Insider is not in possession of any material non-public information and not during a Blackout Period (as defined in the Insider Trading Policy).
•Second, the proposed Trading Plan must either specify the number of shares to be purchased or sold on specific dates, or else provide a written formula for that trading.
•Third, the proposed Trading Plan must be pre-approved in writing by the General Counsel or the Corporate Secretary.
•Fourth, the proposed Trading Plan must comply with SEC Rule 10b5-1 (17 CFR 240.10b5-1), or any successor rule, and the Insider must act in good faith with respect to the Trading Plan.

Single Plan: An Insider may not enter into multiple Trading Plans providing for transactions during overlapping periods except with respect to (1) separate contracts with different broker-dealers or other agents acting on behalf of the Insider that may be treated as a single plan, (2) one later-commencing Trading Plan under which trading is not authorized to begin until after all trades under the earlier commencing Trading Plan are completed or expired without execution and (3) a Trading Plan providing for an eligible sell-to-cover transaction, in each case as allowed under Rule 10b5-1.

Single Trade Plan: If a Trading Plan does not provide for an “eligible sell-to-cover transaction” (as defined in Rule 10b5-1) and is designed to effect the open-market purchase or sale of the total amount of securities as a single transaction, the Trading Plan may not be entered into unless (1) the Insider entering into the Trading Plan has not, during the prior 12-month period, adopted a Trading Plan that was designed to effect the open-market purchase or sale of the total amount of securities subject to that plan in a single transaction and (2) such other Trading Plan in fact was eligible to receive the affirmative defense under paragraph (c)(1) of Rule 10b5-1.

Expiration: A Trading Plan may have a maximum length of no more than 12 months and must have a minimum length of 6 months.

Waiting Period: No purchases or sales by a member of the Board of Directors or any Section 16 Insider may occur under a Trading Plan until the expiration of a cooling-off period consisting of the later of (1) 90 days after the adoption of the Trading Plan or (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Trading Plan was adopted (subject to a maximum of 120 days). No purchases or sales by any other Insider may occur under a Trading Plan until the expiration of a cooling-off period that is 30 days after the adoption of the Trading Plan.

Any Trading Plan entered into by a member of the Board of Directors or any Section 16 Insider must include a representation certifying that, on the date of adoption of the Trading Plan, (1) the individual is not aware of any material non-public information about the security or issuer and (2) the individual is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

Early Termination: A Trading Plan is deemed terminated upon the expiration of its term or the sale of all of the Kenvue securities subject to such Trading Plan. A Trading Plan may be terminated by an Insider before either the expiration of its term or the sale of all of the Kenvue securities subject to the Trading Plan (an “early termination”) only after receipt of written approval by the General Counsel or the Corporate Secretary. In addition, an Insider (i) may not terminate a Trading Plan when in possession of material non-public information or during a Blackout Period and (ii) must wait until 30 days following the date such Trading Plan is terminated before entry into another Trading Plan. Early termination is strongly discouraged and such new Trading Plan will be subject to the applicable waiting period.

Amendments: Amendments or modifications to a Trading Plan may only be made after receipt of written approval by the General Counsel or Corporate Secretary. In addition, (i) an Insider may not amend a Trading Plan when in possession of material non-public information or during a Blackout Period and (ii) the amendment will trigger a new waiting period (provided that modifications that do not change the sales or purchase prices or price ranges, the amount of securities to be sold or purchased, or the timing of transactions under a Trading Plan (such as an adjustment for stock splits or a change in account information) will not trigger a new waiting period. Any modification or change to the amount, price or timing of the purchase or sale of the securities underlying a Trading Plan is considered a termination of such Trading Plan and the adoption of a new Trading Plan. A plan modification, such as the substitution or removal of a broker that is executing trades pursuant to a Rule 10b5-1 arrangement on behalf of the person, that changes the price or date on which purchases or sales are to be executed, is considered a termination of such Trading Plan and the adoption of a new Trading Plan.

Except as listed in the Insider Trading Policy under “What Transactions are Allowed During a Blackout Period?” and as permitted under “Gifts of Kenvue Securities”, Insiders entering into a Trading Plan should not expect to be able to make open market purchases or sales of Kenvue securities outside the Trading Plan from the date of adoption until the date on which it is no longer possible for any securities to be traded under the Trading Plan. Any such trades require pre-clearance from the General Counsel or Corporate Secretary (which will be provided only in limited and exceptional circumstances).

For further information about Trading Plans, please contact the Corporate Secretary’s Office.